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                                                                    Exhibit 99.1

Release                                                     [Deutsche Bank Logo]
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Deutsche Bank announces charges associated with realignment programs and other efficiency measures of EUR 0.6 billion in fourth quarter 2004


FRANKFURT AM MAIN, 14 January 2005 - Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) announced during the fourth quarter 2004 a series of programs to realign business units to improve their effectiveness, enhance product and service delivery to clients, and respond optimally to market developments. This realignment also provides the opportunity to streamline both the Bank's businesses and infrastructure, creating greater efficiency and cost synergies. The combination of these related programs is designed to enhance revenues and reduce expenses, and thereby to contribute to Deutsche Bank's stated targets. The Bank previously communicated that it would incur costs, both in the fourth quarter 2004 and in 2005, associated with these realignments.

During the fourth quarter 2004, Deutsche Bank recognized expenses of approximately EUR 0.6 billion on a pre-tax basis for the realignment programs and other efficiency measures. This total is comprised of the following elements:

     o Severance and other staff related cost of approximately EUR 0.5 billion;

     o    Charges in connection with excess office space of approximately EUR
          0.1 billion.

The above expenses include charges for programs outside of Germany as well as some items related to the Efficiency and Investment Plan for Germany, which was announced on 1 December 2004.

The Bank expects that, after providing for these items, net income in the fourth quarter 2004 will be positive.

Deutsche Bank's fourth quarter financial results, together with further details of business realignment and growth initiatives will be announced, as planned, on 3 February 2005.

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For further information please contact:

Deutsche Bank
Press and Media Relations                           Investor Relations
Dr. Ronald Weichert                                 +49 69 910 35395 (Frankfurt)
+49 69 910 38664                                    +1 212 250 7125 (New York)
Dr. Kirsten Siersleben                              db.ir@db.com
+49 69 910 38079
db.presse@db.com



Disclaimer

Results discussed in this release are based on preliminary numbers that are unaudited. Therefore, there is a potential for changes.

This Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 25 March 2004 in the section "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
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